Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 31, 2017 (except as to the fifth paragraph of Note 1, as to which the date is October 16, 2017), with respect to the consolidated financial statements of ForeScout Technologies, Inc. included in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-220767) and related Prospectus of ForeScout Technologies, Inc., for the registration of shares of its common stock.

/s/ Ernst & Young LLP
San Francisco, California
October 26, 2017